Exhibit 99.2

MEDIA RELEASE

Sibanye Gold Limited

Reg. 2002/031431/06

Incorporated in the Republic of South Africa

Share code: SGL

ISIN – ZAE000173951

Issuer code: SGL

(“Sibanye Gold”, “Sibanye”, “the Company” and/or “the Group”)

Business Address:

Libanon Business Park

1 Hospital Street

(Off Cedar Ave)

Libanon, Westonaria, 1780

Postal Address:

Private Bag X5

Westonaria, 1780

Tel +27 11 278 9600

Fax +27 11 278 9863

Sibanye Rights Offer succeeds with excess oversubscription of almost five times

Westonaria, 12 June 2017: Sibanye(Tickers JSE: SGL and NYSE: SBGL)  today announced overwhelming support for its US$1 billion (about R13 billion) rights offer which closed on Friday 9 June 2017. The rights offer proceeds will be applied to partly refinancing the US$2.65 billion bridge loan facility Sibanye raised to acquire Stillwater Mining Company, which closed on 4 May 2017.

Approximately 97% of shareholders subscribed for ~1.2 billion new Sibanye shares in terms of the rights offer resulting in ~36 million rights offer shares available for excess applications.  Excess applications were received for an additional ~5.9 billion new shares (almost five times or  492% more than the rights offer shares available).

The ~36 million rights offer shares which are available for the excess applications will be allocated in an equitable manner in accordance with the Rights Offer Circular and the Prospectus Supplement.

“We are delighted that the Rights Offer has been such a success with the Rights Offer being close to fully subscribed and overwhelming subscriptions for the Excess Applications. This is a substantial vote of confidence in the Company and the Stillwater Transaction.” Sibanye CEO, Neal Froneman commented.

For the full regulatory release, refer to https://www.sharenet.co.za/v3/quickshare.php?scode=SGL.

ENDS

Contact:

James Wellsted

SVP Investor Relations

Sibanye Gold Limited

+27 (0) 83 453 4014

james.wellsted@sibanyegold.co.za

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

South African Share Registrar:

Computershare Investor Services Proprietary Limited

+27 11 370 5000

Directors: Sello Moloko* (Chairman) Neal Froneman (CEO) Charl Keyter (CFO) Savannah Maziya* Robert Chan* Timothy Cumming*

Barry Davison* Rick Menell* Nkosemntu Nika* Keith Rayner* Sue van der Merwe* Jerry Vilakazi* Jiyu Yuan*

Cain Farrel (Corporate Secretary) (*Non-Executive)

www.sibanyegold.co.za

United Kingdom Share Registrar:

Capita Asset Services

+44 371 664 0321. Calls are charged at the standard geographic rate and will vary by provider. Calls outside the United Kingdom will be charged at the applicable international rate. The helpline is open between 09:00 — 17:30 Monday to Friday, excluding public holidays in England and Wales. Please note that Capita Asset Services cannot provide any financial, legal or tax advice and calls may be recorded and monitored for security and training purposes.

ADS Information Agent:

Mackenzie Partners, Inc.

+1 800 322 2885

+1 212 929 5500

Email: rightsoffer@mackenziepartners.com

ADS Depositary:

The Bank of New York Mellon

+1 888 269 2377

+1 201 680 6825

Email: shrrelations@bnymellon.com

Tatyana Vesselovskaya

Relationship Manager

+1 212 815 2867

Email: tatyana.vesselovskaya@bnymellon.com

Joint Global Co-ordinators, Joint Bookrunners and Underwriters:

Citigroup Global Markets Limited (“Citi”)

HSBC Bank plc (“HSBC”)

J.P. Morgan Securities plc (“J.P. Morgan”)

Morgan Stanley & Co. International plc (“Morgan Stanley”)

Rand Merchant Bank (a division of FirstRand Bank Limited)(“RMB”)

Legal advisers to Sibanye: Linklaters LLP, ENSafrica

Legal advisers to the Joint Global Co-ordinators:

Shearman & Sterling (London) LLP, Bowman Gilfillan Inc.

NOTICE TO RECIPIENTS

This announcement is not for distribution, directly or indirectly, in or into Australia or Japan or any jurisdiction where to do so would constitute a violation of applicable law or regulation.

The Underwriters assume no responsibility for the accuracy, completeness or verification of the information contained in this announcement and, accordingly, disclaim, to the fullest extent permitted by applicable law, any and all liability which they might otherwise be found to have in respect of this announcement or any such information.

The Underwriters are acting exclusively for the Company and no one else in connection with the Rights Offer. They will not regard any other person (whether or not a recipient of this announcement) as their respective clients in relation to the Rights Offer and will not be responsible to anyone other than the Company for providing the protections afforded to their respective clients nor for giving advice in relation to the Rights Offer or any transaction or arrangement referred to herein.

This announcement includes “forward-looking statements” within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “target”, “will”, “forecast”, “expect”, “potential”, “intend”, “estimate”, “anticipate”, “can” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. In this announcement, for example, statements related to expected timings of the Rights Offer, are forward-looking statements. The forward-looking statements set out in this announcement involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye, that could cause Sibanye’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. These forward-looking statements speak only as of the date of this presentation. Sibanye undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this presentation or to reflect the occurrence of unanticipated events, save as required by applicable law.

Prospectus; No Offer or Solicitation

Sibanye has filed a registration statement (including a prospectus) and a prospectus supplement with the Securities and Exchange Commission (“SEC”) in respect of the Rights Offer. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents Sibanye will file and has filed with the SEC for more complete information about Sibanye and the Rights Offer. You may get these documents, when available, for free by visiting EDGAR on the SEC web site at www.sec.gov or by visiting Sibanye’s website at www.sibanyegold.co.za. Alternatively, Sibanye, any underwriter or any dealer participating in the Rights Offer will arrange to send you the registration statement, prospectus and prospectus supplement, when available, if you request it by calling toll-free (800) 322-2885 or by e-mailing rightsoffer@mackenziepartners.com. This announcement is for information purposes only and does not constitute (i) an offer to sell, or a solicitation of offers to purchase or subscribe for, securities in the United States or any other jurisdiction; or (ii) investment advice in any jurisdiction relating to the securities discussed herein.